February 5, 2008

To the Board of Directors
Mortgage Brokers.com, Inc.
260 Edgeley Boulevard, Suite 11
Concord, Ontario L4L 3Y4
Canada

We disagree in part with the following statement contained in Mortgagebrokers.com, Inc.'s Form 8-K filed on January 29, 2008: "[t]he Accountant resigned following a dispute between the Company and the Accountant regarding reimbursement of certain Accountant expenses." This statement is incomplete because our resignation was also due to the Company's failure to pay a retainer in advance of commencing audit work.

Very truly yours,

Jewett, Schwartz, Wolfe and Associates

/s/Lawrence H. Wolfe
Lawrence H. Wolfe

cc:SEC, Office of the Chief Accountant